
AIM
INVESTMENTS


05064911

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2005
WASH, D.C. 199 SECTION

811-06463
Branch 18

40-33

August 16, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of the following in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al. Case No.03-673 DRH*

- **Plaintiffs' Motion Pursuant to Federal Rule of Appellate Procedure 4(a)(5) for Leave to File Notice of Appeal Instanter and Declaration of Counsel in Support**
- **Plaintiffs' Memorandum in Support of Their Motion Pursuant to Federal Rule of Appellate Procedure 4(a)(5) for Leave to File Notice of Appeal Instanter**
- **Declaration of Counsel in Support of Plaintiffs' Motion Pursuant to Federal Rule of Appellate Procedure 4(a)(5) for Leave to File Notice of Appeal Instanter**
- **Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc., and A I M Advisors, Inc.'s Memorandum in Opposition to Plaintiffs' Motion Pursuant to Federal Rule of Appellate Procedure 4(a)(5) for Leave to File Notice of Appeal Instanter**
- **Memorandum in Opposition to Motion to Extend Time to File Notice of Appeal**

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures


PROCESSED
SEP 0 2 2005


SEC MAIL
PROCESSING
RECEIVED
WASH, D.C.
199
SECTION

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)


SEC MAIL
PROCESSING
RECEIVED
WASH., D.C.
199
SECTION

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 03-673-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

PLAINTIFFS' MOTION PURSUANT TO FEDERAL RULE OF APPELLATE PROCEDURE 4(a)(5) FOR LEAVE TO FILE NOTICE OF APPEAL INSTANTER AND DECLARATION OF COUNSEL IN SUPPORT

Come now Plaintiffs, by and through counsel, and for their Motion Pursuant to Federal Rule of Appellate Procedure 4(a)(5) for Leave to File Notice of Appeal Instanter, state as follows:

1. Federal Rule of Appellate Procedure 4(a)(5) provides that "[t]he district court may extend the time to file a notice of appeal," as discussed more fully in the memorandum filed in support of this motion.

2. On May 27, 2005, the Court entered an order dismissing this case.

3. On June 10, 2005, Plaintiffs filed a timely Rule 59(e) motion requesting the Court to alter or amend its judgment.

4. On July 7, 2005, the Court signed an order denying the Rule 59(e) motion which, according to the Court's electronic docket was "[m]odified on 7/8/2005" and entered on July 8.

5. Thirty days from July 8 was August 7, 2005, a Sunday, and thus, under Federal Rule of Civil Procedure 6(a) and Federal Rule of Appellate Procedure 26(a)(3), Sunday would have been excluded from the computation for determining the date on which Plaintiffs' notice of appeal was due. (Incidentally, if July 7 were deemed to be the actual "entry" because it was the date on which the Court first signed the order, the result would not change. Thirty days from July 7 would have been August 6, a Saturday, and under Federal Rule 6(a), both Saturday and Sunday would have been excluded from the computation of the appeal deadline.) Accordingly, Plaintiffs' notice of appeal was due two court days ago on Monday, August 8, 2005.

6. Undersigned counsel was the attorney assigned with responsibility of filing the notice of appeal. Immediately after receipt of the order by e-mail from the Court on July 8, undersigned counsel marked his calendar for filing the appeal in this case for August 8, 2005.

7. On Wednesday, August 3, 2005, undersigned counsel spent several hours in a physician's office with his wife, consulting with the physician regarding a possible surgical procedure to be performed on counsel's wife. On Friday, August 5th, counsel spent several additional hours in the physician's office with his wife, to discuss the surgery again, and that day counsel's wife registered with the surgical facility where the surgery was to be performed. The surgery was scheduled for the following Monday, August 8. On Monday, August 8, counsel's wife was in surgery for 4 ½ hours under general anesthesia and was in recovery at the surgical facility throughout most of that afternoon before she was released to go home. Undersigned counsel was at the surgical facility from the time of his wife's admission until the time of her discharge, and has attended to his wife, who has been on bed rest, since she was released.

8. Due to his unexpected preoccupation with his wife's surgery and welfare, undersigned counsel failed to file the notice of appeal in this case on August 8 as planned. As discussed in the

supporting memorandum, the circumstances under which counsel failed to file the notice of appeal constitute excusable neglect.

9. Counsel discovered his error on the date of this filing (August 10, 2005), two days after the notice of appeal was due.

10. Defendants will not be prejudiced by the requested extension of time.

WHEREFORE, because Plaintiffs request that they be granted leave to file their notice of appeal instanter and for such further relief as the Court deems appropriate.

Pursuant to 28 U.S.C. § 1746, I declare under penalty of perjury that the foregoing is true and correct. Executed on August 10, 2005.

By: s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on August 10, 2005 to the following counsel of record:

Gordon R. Broom grb@ilmolaw.com
Troy A. Bozarth troy.bozarth@ilmolaw.com
Burroughs, Hepler et al.
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, IL 62025-0510

Frank N. Gundlach
fgundlach@armstrongteasdale.com

Glenn E. Davis
gdavis@armstrongteasdale.com

Lisa M. Wood
lwood@armstrongteasdale.com

Armstrong Teasdale - St. Louis
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740

John W. Rotunno jrotunno@bellboyd.com

Kenneth E. Rechtoris
krechtoris@bellboyd.com

Daniel Joseph Hayes dhayes@bellboyd.com

Bell, Boyd et al.
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Robert H. Shultz, Jr. rshultz@hrva.com
Richard K. Hunsaker rhunsaker@hrva.com
Heyl, Royster et al.
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025

Daniel A. Pollack
dapollack@pollacklawfirm.com

Martin I. Kaminsky
mikaminsky@pollacklawfirm.com

Edward T. McDermott
etmcdermott@pollacklawfirm.com

Anthony Zaccaria
azaccaria@pollacklawfirm.com

Pollack & Kaminsky
114 West 47th Street , Suite 1900
New York, NY 10036-8295

Thomas B. Smith tbsmith@ropesgray.com
David O. Stewart dstewart@ropesgray.com
Ropes & Gray LLP
700 Twelfth Street, N.W., Suite 900
Washington, DC 20005

s/Robert L. King
ROBERT L. KING


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
AUG 23 2005
199
SECTION

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs. — No. 03-673-DRH

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants.

PLAINTIFFS' MEMORANDUM IN SUPPORT OF THEIR MOTION PURSUANT TO FEDERAL RULE OF APPELLATE PROCEDURE 4(a)(5) FOR LEAVE TO FILE NOTICE OF APPEAL INSTANTER

Federal Rule of Appellate Procedure 4(a)(5) vests in a district court the discretion to extend the time for filing a notice of appeal if "(i) a party so moves no later than the 30 days after the time prescribed by this Rule 4(a) expires; and (ii) regardless of whether the motion is filed before or during the 30 days after the time prescribed by this Rule 4(a) expires, that party shows excusable neglect or good cause." "The district court enjoys 'wide latitude' in determining excusable neglect." *Alpine State Bank v. Ohio Cas. Ins. Co.*, 941 F.2d 554, 556 n.2 (7th Cir. 1991) (citing *Reinsurance Co. of Am. v. Administratia Asigurarilor de Stat (Admin. of State Ins.)*, 808 F.2d 1249, 1251 (7th Cir. 1987) ("We shall not reverse a court's finding of excusable neglect unless 'there has been a clear abuse of discretion.'")).

In *Pioneer Investment Services Co. v. Brunswick Assocs. Ltd. Partnership,* 507 U.S. 380, 113 S.Ct. 1489, 123 L.Ed.2d 74 (1993), the Supreme Court interpreted Rule 9006(b)(1)[1] of the Federal Rules of Bankruptcy Procedure, which also permits late filings for "excusable neglect," to cover "situations in which the failure to comply with a filing deadline is attributable to negligence." *Id.* at 394, 113 S.Ct. 1497. "[T]he determination is at bottom an equitable one, taking account of all relevant circumstances surrounding the party's omission." *Id.* at 395, 113 S. Ct. 1498. Among the factors to be considered in determining whether any given instance of neglect is an "excusable" one are "the danger of prejudice to the [non-movant], the length of the delay and its potential impact on judicial proceedings, the reason for the delay, including whether it was within the reasonable control of the movant, and whether the movant acted in good faith." *Id.* at 395, 113 S.Ct. at 1498. Courts have found that family emergencies may constitute "excusable neglect" warranting relief. *See, e.g., Bateman v. United States Postal Serv.*, 231 F.3d 1220, 1225 (9th Cir. 2000); *L.P. Steuart, Inc. v. Matthews,* 329 F.2d 234, 235-36 (D.C.Cir.), *cert. denied,* 379 U.S. 824, 85 S.Ct. 50, 13 L.Ed.2d 35 (1964) (illness of wife).

In the present case, the equitable factors all weigh in favor of granting the extension: Defendants will not be prejudiced, the length of the delay is two days and will therefore not have any significant impact on proceedings, the scheduling of counsel's wife's surgery was not within his control, and counsel has acted in good faith. First, the prejudice to Defendants is the loss of a quick victory, but "such prejudice is insufficient to justify denial of relief under Rule 60(b)(1)," to which the "excusable neglect" standard also applies. *Bateman*, 231 F.3d at 1225. *See also*

[1] There is no basis for concluding that the Supreme Court's holding in *Pioneer Investment Services* should not be applied to the "excusable neglect" standard of Federal Rule of Appellate Procedure 4(a)(5). Throughout its opinion, the Court referenced the identical standard as it is used in the Federal Rules, and it explicitly granted certiorari in the case "[b]ecause of the conflict in the Courts of Appeals over the meaning of 'excusable neglect,'" including conflicting interpretations of the phrase as it appears in Federal Rule of Appellate Procedure 4(a)(5). 507 U.S. at 387 & n.3, 113 S. Ct. at 1494 & n.3.

Augusta Fiberglass Coatings, Inc. v. Fodor Contracting Corp., 843 F.2d 808, 812 (4th Cir.1988) (rejecting claim of prejudice from two week delay between entry of default judgment and filing Rule 60 motion because "we perceive no disadvantage to Augusta beyond that suffered by any party which loses a quick victory"); *and Hibernia Nat'l Bank v. Administracion Cent. Sociedad Anonima,* 776 F.2d 1277, 1280 (5th Cir.1985) ("the mere possibility of prejudice from delay, which is inherent in every case, is insufficient to require denial of a 60(b)(1) motion").

The length of the delay is two court days. The court entered the order on July 8, and thirty days from July 8, August 7, was a Sunday, making Plaintiffs' appeal deadline August 8. Counsel filed the motion pursuant to Federal Rule of Appellate Procedure 4(a)(5) on August 10.

Counsel has explained the reason for the delay. As explained in the verified motion and in counsel's supplemental declaration attached to this memorandum, counsel was the attorney responsible for filing the notice of appeal. Immediately after receiving the Court's July 8 order, he diaried the August 8 deadline in his calendar. However, due to the intervening circumstance of his wife's surgery scheduled one court day before the August 8 deadline and her surgery on August 8, counsel neglected to file the notice of appeal as planned on August 8. Additional factual detail regarding the surrounding circumstances—including that counsel is a sole practitioner and the reasons he did not notify any of his co-counsel of his wife's surgery—are provided in counsel's supplemental declaration.

In addition, counsel acted in good faith. After his wife's surgery was scheduled on the Friday before the Monday deadline, counsel attempted to ensure that he had no professional obligations which might require his attention on the day of and day after the surgery. Similarly, co-counsel, who were unaware of the circumstances, acted in good faith reliance on Mr. King to timely file the notice of appeal.

For all of the foregoing reasons, Plaintiffs' Motion Pursuant to Federal Rule of Appellate Procedure 4(a)(5) for Leave to File Notice of Appeal Instanter should be granted.

By: s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on August 11, 2005 to the following counsel of record:

Gordon R. Broom grb@ilmolaw.com
Troy A. Bozarth troy.bozarth@ilmolaw.com
Burroughs, Hepler et al.
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, IL 62025-0510

Frank N. Gundlach
fgundlach@armstrongteasdale.com
Glenn E. Davis
gdavis@armstrongteasdale.com
Lisa M. Wood
lwood@armstrongteasdale.com
Armstrong Teasdale - St. Louis
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740

John W. Rotunno jrotunno@bellboyd.com
Kenneth E. Rechtoris
krechtoris@bellboyd.com
Daniel Joseph Hayes dhayes@bellboyd.com
Bell, Boyd et al.
Three First National Plaza
70 West Madison, Suite 3300
Chicago, IL 60602

Robert H. Shultz, Jr. rshultz@hrva.com
Richard K. Hunsaker rhunsaker@hrva.com
Heyl, Royster et al.
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025

Daniel A. Pollack
dapollack@pollacklawfirm.com
Martin I. Kaminsky
mikaminsky@pollacklawfirm.com
Edward T. McDermott
etmcdermott@pollacklawfirm.com
Anthony Zaccaria
azaccaria@pollacklawfirm.com
Pollack & Kaminsky
114 West 47th Street , Suite 1900
New York, NY 10036-8295

Thomas B. Smith tbsmith@ropesgray.com
David O. Stewart dstewart@ropesgray.com
Ropes & Gray LLP
700 Twelfth Street, N.W., Suite 900
Washington, DC 20005

s/Robert L. King
ROBERT L. KING



IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 03-673-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

DECLARATION OF COUNSEL IN SUPPORT OF PLAINTIFFS' MOTION PURSUANT TO FEDERAL RULE OF APPELLATE PROCEDURE 4(a)(5) FOR LEAVE TO FILE NOTICE OF APPEAL INSTANTER

Robert L. King, one of the attorneys for Plaintiffs in the above-entitled action, states as follows pursuant to 28 U.S.C. § 1746:

1. I am counsel of record for Plaintiffs in this case. I have been a sole practitioner since early June of this year, and since that time, I have had no employees including up to the present time.

2. I was responsible for the handling of the case after its remand from the Seventh Circuit Court of Appeals and was specifically responsible for filing Plaintiffs' Notice of Appeal.

3. On July 8, 2005, I received the court's order entered July 8 denying Plaintiffs' Rule 59(d) Motion to Alter or Amend the district court's May 27 order dismissing the case.

4. Although I was out of town on vacation on July 8, I was able to access my e-mail, so I read the Court's July 8 Order on July 8. I immediately calendared the deadline for filing Plaintiffs' Notice of Appeal in my paper calendar which I had with me. I typically use a dual calendaring system, in which I record my professional obligations both in a paper calendar and in an electronic calendar on my computer. Under the circumstances, I diaried the deadline in my paper calendar; however, I did not subsequently record the deadline in my electronic calendar upon returning from vacation.

5. On Wednesday, August 3, 2005, I accompanied my wife to and spent several hours in a physician's office where she consulted with the physician regarding a possible surgical procedure. On Friday, August 5th, I again spent several additional hours in the physician's office with my wife when she again discussed with her physician whether and when to have the surgery. Ultimately, they decided she would undergo surgery on the following Monday, August 8. My wife thereafter registered with the surgical facility where the out-patient surgery was to be performed.

6. On that same day, Friday August 5, I checked my electronic calendar so that I could make appropriate arrangements for the handling of any professional obligations I might have on Monday August 8 and Tuesday August 9, since I would be unavailable due to my wife's surgery and attending to her on the day following surgery when she was anticipated to be (and, in fact, was) on bed rest. For the reasons discussed above, my electronic calendar reflected no professional obligations. I did not consult my paper calendar because I did not have it with me, and I did not independently remember the August 8 appeal deadline in this case. Accordingly, I did not contact any of my co-counsel to request them to file the notice of appeal. I did not inform

any of my co-counsel of my wife's impending surgery, and they remained unaware of her surgery until I advised them of it on Wednesday, August 10.

7. On Monday, August 8, my wife was in surgery for 4 ½ hours under general anesthesia. She was in recovery at the surgical facility throughout most of that afternoon before she was released to go home. I was at the surgical facility from early that morning when she was admitted until the time she was discharged in mid to late afternoon.

8. Due to my unexpected preoccupation with my wife's surgery and welfare, I failed to file the notice of appeal in this case on August 8 as planned.

9. I discovered my error on the August 10, 2005, two days after the notice of appeal was due when I returned to my normal professional activities.

Pursuant to 28 U.S.C. § 1746, I declare under penalty of perjury that the foregoing is true and correct. Executed on August 11, 2005.

s/Robert L. King
ROBERT L. KING


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH., D.C.
199

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., AND A I M ADVISORS, INC.,

Defendants.

Case No: 03-673 DRH

DEFENDANTS T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC. AND A I M ADVISORS, INC.'S MEMORANDUM IN OPPOSITION TO PLAINTIFFS' MOTION PURSUANT TO FEDERAL RULE OF APPELLATE PROCEDURE 4(a)(5) FOR LEAVE TO FILE NOTICE OF APPEAL INSTANTER

Although Defendants are sympathetic to Mr. King's personal issues, Defendants respectfully call to the attention of this Court certain facts and cases which militate against granting Plaintiffs' Motion, to wit:

Mr. King is simply one of at least five lawyers of record representing Plaintiffs in this action. Any of the other lawyers of record (including Mr. Tillery, Mr. Zelcs, Mr. Barash or Mr. Bruno), could have filed the Notice of Appeal.

Mr. King states that he docketed August 8, the very last day to appeal, as the date on which he intended to file his Notice of Appeal. That choice involved the assumption of a certain level of risk. Mr. King could have filed the Notice of Appeal at any time within the 30 days allowed by the Federal Rules, but chose not to do so. There is no indication that he had family issues during the first three weeks of the 30 days.

This is not the first time that some of these same Plaintiffs' counsel have failed to comply with pertinent time requirements in this Court. See Memorandum and Order of this Court (August 5, 2004) in Ronald Kondracki v. A I M Advisors, Inc. (04-CV-0263-DRH), wherein this Court wrote:

> It appears Plaintiff (and his counsel) is blaming his failure to respond on the inaction of *one* out of their *six* named attorneys. This begs the following questions: Why did not the other five named attorneys respond to the motion to transfer? Or why did not the other five named attorneys at least discuss/inform Mr. Zelcs about the response deadlines? ... The Court presumes that Plaintiff's attorneys (all six of them) know and understand the deadlines imposed by the Federal Rules of Procedure and the Local Rules of this Judicial District.

The case law in the Seventh Circuit does not support granting relief in this circumstance. See, e.g., Dickerson v. Board of Education, 32 F.3d 1114, 1118 (7th Cir. 1994), which makes clear that Mr. King's two out-of-circuit cases on family emergencies do not have the approbation of the Seventh Circuit.

In Dickerson, the Seventh Circuit rejected an argument that a time extension should have been granted because of "a severe illness in counsel's immediate family", stating that "only the lawyer's own incapacitating illness has been considered relevant" for determining whether an illness constitutes "excusable neglect" so as to excuse a failure to meet a time deadline under the Federal Rules. Dickerson, 32 F.3d at 1118 (emphasis supplied). Moreover, the Seventh Circuit indicated that an illness of an attorney is relevant only where that attorney "was the only attorney responsible for the administration of the case." Id. (emphasis supplied). Indeed, in Dickerson, the Seventh Circuit stated that its holding was "further bolstered by counsel's vague explanation as to why other attorneys whom he had asked to assist him also failed to "meet the deadline" or to advise the Court of the need for more time." Id. All of those arguments apply at bar and require the denial of Plaintiffs' motion. See also Harrington v. City of Chicago, 2004 U.S. Dist. LEXIS 26904, at *10 (N.D. Ill. Nov. 24, 2004) ("As a general rule, an attorney's negligence may only be excused by serious family problems if it is the attorney *himself* who is incapacitated.").

The central case relied on by Plaintiffs on what constitutes "excusable neglect", L.P. Steuart, Inc. v. Matthews, 329 F.2d 234 (D.C. Cir. 1964), cert. denied, 379 U.S. 824 (1964), "has been rejected" by the Seventh Circuit. Modrowski v. Briley, 2002 U.S. Dist. LEXIS 3318, at *12 (N.D. Ill. Feb. 25, 2002), aff'd, 322 F.3d 965 (7th Cir.), cert. denied, 540 U.S. 925 (2003).

Finally, the fact that Plaintiffs' failure to file the notice of appeal lasted only two days is not a bar to enforcing the time limit for an appeal. For, "[w]hen a statute or rule sets a time limit, even one day's tardiness can be fatal." Tuke v. United States, 76 F.3d 155, 157 (7th Cir. 1996); In re Kmart Corp., 381 F.3d 709, 713-14 (7th Cir. 2004) (upholding bar of claim filed one day late in bankruptcy action).

CONCLUSION

The T. Rowe Price Defendants and the AIM Defendants respectfully ask this Court to deny the Motion for Leave to File Notice of Appeal.

Dated: August 12, 2005

Respectfully submitted,

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47TH Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. and
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 12th day of August, 2005, a true and correct copy of the foregoing document was electronically filed with the Clerk of Court using the CM/ECF system which will send notification of such filing to the attorneys listed below:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Y. Barash, Esq.
KOREIN TILLERY
701 Market Street, Suite 300
St. Louis, Missouri 63101

Robert L. King, Esq.
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, Missouri 63101-1830

ATTORNEYS FOR PLAINTIFFS

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Daniel J. Hayes, Esq.
BELL, BOYD & LLOYD LLC
Three First National Plaza
Suite 3300
70 West Madison Street
Chicago, Illinois 60602

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
BURROUGHS, HEPLER, BROOM, MACDONALD, HEBRANK & TRUE LLP
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, Illinois 62025-0510

ATTORNEYS FOR ARTISAN PARTNERS LIMITED PARTNERSHIP

Thomas B. Smith, Esq.
David O. Stewart, Esq.
ROPES & GRAY LLP
700 Twelfth Street, N.W.
Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsker, Esq.
HEYL, ROYSTER, VOEKLER & ALLEN
103 West Vandalia Street
P.O. Box 467
Edwardsville, Illinois 62025

ATTORNEYS FOR ARTISAN FUNDS, INC.

The undersigned hereby certifies that on this 12th day of August, 2005, a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the following non-registered participants:

Klint Bruno, Esq.
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, Illinois 60301

ATTORNEYS FOR PLAINTIFFS

Laura Suchon, Esq.
ROPES & GRAY LLP
700 Twelfth Street, N.W.
Suite 900
Washington, D.C. 20005

ATTORNEYS FOR ARTISAN FUNDS, INC.

s/ Lisa M. Wood

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS, ILLINOIS


SECTION
PROCESSING
WASH., D.C.
RECEIVED
199

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and A I M ADVISORS, INC., Defendants.	)	Case No: 03-673 DRH

MEMORANDUM IN OPPOSITION TO MOTION TO EXTEND TIME TO FILE NOTICE OF APPEAL

Although we are sympathetic to Mr. King's personal issues, we respectfully call to the attention of this Court certain facts and cases which militate against granting his Motion, to wit:

Mr. King is simply one of at least four lawyers of record representing Plaintiffs in this action: any of the other lawyers of record (including Mr. Tillery, Mr. Zelcs or Mr. Barash), could have filed the Notice of Appeal.

Mr. King states that he docketed August 8, the very last day to appeal, as the date on which he intended to file his Notice of Appeal. That choice involved the assumption of a certain level of risk: Mr. King could have filed the Notice of Appeal at any time within the 30 days allowed by the Federal Rules, but chose not to do so. There is no indication that he had family issues during the first three weeks of the 30 days.

This is not the first time that some of these same Plaintiffs' Counsel have failed to comply with pertinent time requirements in this Court. See Memorandum and Order of this Court (August 5, 2004) in Ronald Kondracki v. A I M Advisors, Inc. (04-cv-0263-DRH), wherein this Court wrote:

> It appears Plaintiff (and his counsel) is blaming his failure to respond on the inaction of *one* out of their *six* named attorneys. This begs the following questions: Why did not the other five named attorneys respond to the motion to transfer? Or why did not the other five named attorneys at least discuss/inform Mr. Zelcs about the response deadlines? ... The Court presumes that Plaintiff's attorneys (all six of them) know and understand the deadlines imposed by the Federal Rules of Procedure and the Local Rules of this Judicial District.

The case law in the Seventh Circuit does not support granting relief in this circumstance. See e.g. Dickerson v. Board of Education, 32 F.3d 1114, 1118 (7th Cir. 1994), which makes clear that Mr. King's two out-of-Circuit cases on family emergencies do not have the approbation of the Seventh Circuit.

In Dickerson the Seventh Circuit rejected an argument that a time extension should have been granted because of "a severe illness in counsel's immediate family", stating that "only the lawyer's own incapacitating illness has been considered relevant" for determining whether an illness constitutes "excusable neglect" so as to excuse a failure to meet a time deadline under the Federal Rules (32 F.3d at 1118) (emphasis supplied). Moreover, the Seventh Circuit indicated that an illness of an attorney is relevant only where that attorney "was the only attorney responsible for the administration of the case." (Id.) (emphasis supplied). Indeed, in Dickerson, the Seventh Circuit stated that its holding was "further bolstered by counsel's vague explanation as to why other attorneys whom he had asked to assist him also failed to "meet the deadline" or to advise the Court of the need for more time." (Id.). All of those arguments apply at bar and require the denial of plaintiffs' motion for an extension of time. See also Harrington v. City of Chicago, 2004 U.S. Dist. LEXIS 26904 *10 ("As a general rule, an attorney's negligence may only be excused by serious family problems if it is the attorney *himself* who is incapacitated.").

The central case relied on by plaintiffs on what constitutes "excusable neglect", L.P. Steuart, Inc. v. Matthews, 329 F.2d 234 (D.C.Cir. 1964), cert. den., 379 U.S. 824 (1964), "has been rejected" by the Seventh Circuit. Modrowski v. Briley, 2002 U.S. Dist. LEXIS 3318 at *12 (N.D.Ill. Feb. 25, 2002), aff'd, 322 F.3d 965 (7th Cir.), cert. den., 540 U.S. 925 (2003).

Finally, the fact that plaintiffs' failure to file the notice of appeal lasted two days is not a bar to enforcing the time limit for an appeal. For, "[w]hen a statute or rule sets a time limit, even one day's tardiness can be fatal." Tuke v. U.S., 76 F.3d 155, 157 (7th Cir. 1996); In re Kmart Corp., 381 F.3d 709, 713-14 (7th Cir. 2004) (upholding bar of claim filed one day late in bankruptcy action).

CONCLUSION

The T. Rowe Price Defendants and the AIM Defendants respectfully ask this Court to deny the Motion to Extend the Time to File a Notice of Appeal.

Dated: August 11, 2005

Respectfully submitted,

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47TH Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC. and A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 11th day of August, 2005, a true and correct copy of the foregoing document was electronically filed with the Clerk of Court using the CM/ECF system which will send notification of such filing to the attorneys listed below:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Robert L. King
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

ATTORNEYS FOR PLAINTIFFS

John W. Rotunno, Esq.
BELL, BOYD & LLOYD LLC
Three First National Plaza
Suite 3300
70 West Madison Street
Chicago, IL 60602

ATTORNEYS FOR ARTISAN DEFENDANTS

The undersigned hereby certifies that on this 11th day of August, 2005, a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the following non-registered participants:

Klint Bruno
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, IL 60301

ATTORNEYS FOR PLAINTIFFS

s/ Lisa M. Wood